                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 6-K/A
                                (Amendment No. 1)
  (This Form 6-K/A amends registrant's Form 6-K submitted on November 29, 2000)


                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                         For the month of November, 2000


                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)


                   Unit 516-517, Hong Leong Industrial Complex
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

JOHN NESBETT, EXT. 121
                                                            212-838-3777
                                                            E-MAIL: jgn@lhai.com


                            DESWELL INDUSTRIES, INC.
               ANNOUNCES 54% INCREASE IN SECOND QUARTER REVENUES,
                        47% INCREASE IN OPERATING INCOME,
                           AND EPS OF $0.75 PER SHARE

           - COMPANY ANNOUNCES INTERIM DIVIDEND OF $0.33 PER SHARE -


HONG KONG (Nov. 6, 2000) - Deswell Industries, Inc. (Nasdaq Symbol: DSWL) today announced results for the second quarter and six months ended September 30, 2000.

Net sales for the quarter were $24.8 million, an increase of 54.0% compared to sales of $16.1 million in the second quarter ended September 30, 1999. Operating income increased 47.0% to $5.07 million, compared to $3.45 million in the previous year, and net income increased 20.2% to $4.01 million, compared to $3.34 million in the previous year. Basic earnings per share and diluted earnings per share increased to $0.75 and $0.74 respectively, (based on 5,349,000 and 5,413,000 weighted average shares outstanding, respectively), compared to $0.61 and $0.61 respectively (based on 5,476,000 and 5,481,000 weighted average shares outstanding, respectively), in the second quarter ended September 30, 1999.

Net sales for the six months ended September 30, 2000 were $42.6 million, an increase of 51.1% compared to sales of $28.2 million for the corresponding period in 1999. Operating income increased 46.8% to $7.9 million, compared to $5.4 million in the previous year, and net income increased 24.2% to $6.8 million, compared to $5.5 million in the previous year. Basic earnings per share and diluted earnings per share increased to $1.27 and $1.26 respectively, (based on 5,348,000 and 5,379,000 weighted average shares outstanding, respectively), compared to $1.00 and $0.99 (based on 5,476,000 and 5,477,00 weighted average shares outstanding, respectively), for the six months ended September 30, 1999.

The Company reported a continued strong financial position with a book value per share of $10.63 and cash per share of $4.78. The Company has no short term or long term debt.

Mr. Richard Lau, Chief Executive Officer, said, "We are extremely pleased with our strong revenue and earnings per share growth for the quarter. With improved year-over-year performance across all subsidiaries, Jetcrown, our plastic division, increased revenue by 33 percent and our electronic and metallic division collectively increased revenue by 95 percent. These results are mainly attributed to expanded business with our existing and new strong customer base and a stable increase in orders from our electronic customers. The capacity expansion underway at our plastics division, Jetcrown, is beginning to show returns and is reflected in our sales increase."

Mr. Richard Lau, Chief Executive Officer, concluded, "Deswell is also pleased to announce that its second phase investment in Dongguan Plastic operation will commence operation by December 2000. The second phase of our expansion will increase capacity of our tooling division by above 60 percent."


                                INTERIM DIVIDEND

The Company also announced that on November 4, 2000, its board of directors declared an interim cash dividend of $0.33 per share (2000 interim dividend $0.33 per share). The dividend will be payable on December 7, 2000 to shareholders of record as of November 22, 2000.



Deswell manufactures injection-molded plastic parts and components and electronic products and subassemblies and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial (H.K.) Limited, Epson Precision (H.K.) Ltd., Namtai Electronics (Shenzhen) Co. Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., and Shakespeare (H.K.) Limited.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com


                                    - more -

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATE)

                                                   Quarter ended                     Six months ended
                                                   September 30,                      September 30,
                                            --------------------------         --------------------------
                                              2000              1999             2000              1999
                                            --------          --------         --------          --------
                                                     (Unaudited)                         (Unaudited)
Net sales                                   $ 24,809          $ 16,110         $ 42,595          $ 28,191
Cost of sales                                 15,654             9,383           27,185            16,872
                                            --------          --------         --------          --------
Gross profit                                   9,155             6,727           15,410            11,319
Selling, general and administrative
expenses                                       4,084             3,277            7,519             5,944
                                            --------          --------         --------          --------
Operating income                               5,071             3,450            7,891             5,375
Interest expense                                  (5)               --               (5)               --
Other income, net                                (55)              310              174               645
                                            --------          --------         --------          --------
Income before income taxes                     5,011             3,760            8,060             6,020
Income taxes                                     259               172              463               359
                                            --------          --------         --------          --------
Income before minority interests               4,752             3,588            7,597             5,661
Minority interests                               741               252              829               212
                                            --------          --------         --------          --------
Net income                                  $  4,011          $  3,336         $  6,768          $  5,449
                                            ========          ========         ========          ========

Basic earnings per share (note 3)           $   0.75          $   0.61         $   1.27          $   1.00
                                            ========          ========         ========          ========

Weighted average number of shares
outstanding (in thousands)                     5,349             5,476            5,348             5,476
                                            ========          ========         ========          ========


Diluted earnings per share (note 3)         $   0.74          $   0.61         $   1.26          $   0.99
                                            ========          ========         ========          ========

Diluted weighted average number of
shares outstanding (in thousands)              5,413             5,481            5,379             5,477
                                            ========          ========         ========          ========

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
(U.S. DOLLARS IN THOUSANDS)

                                                                  September 30,     March 31,
                                                                      2000            2000
                                                                  -------------     ---------
                                                                   (Unaudited)
ASSETS

Current assets :
      Cash and cash equivalents                                      $23,498         $27,156
      Restricted cash                                                  2,058           2,129
      Marketable securities                                               --           1,308
      Accounts receivable, net                                        19,557          10,607
      Inventories                                                     12,059          10,932
      Prepaid expenses and other current assets                        2,259           2,295
      Income taxes receivable                                            164             164
                                                                     -------         -------
            Total current assets                                      59,595          54,591
Property, plant and equipment - net                                   18,839          16,701
Goodwill                                                                 530             549
                                                                     -------         -------
                  Total assets                                       $78,964         $71,841
                                                                     =======         =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
      Accounts payable                                               $ 7,555         $ 5,401
      Customer deposits and accrued expenses                           4,377           4,362
      Income taxes payable                                               320             101
                                                                     -------         -------
          Total current liabilities                                   12,252           9,864
                                                                     -------         -------
Deferred income tax                                                       15              15
                                                                     -------         -------
Minority interests                                                     9,749           8,931
                                                                     -------         -------


Shareholders' equity
      Common stock
      - authorized 20,000,000 shares; issued and outstanding
        5,357,931 shares at September 30, 2000
        and 5,347,931 shares at March 31, 2000                            54              53
      Additional paid-in capital                                      24,227          24,100
      Retained earnings                                               32,667          28,878
                                                                     -------         -------
           Total shareholders' equity                                 56,948          53,031
                                                                     -------         -------
           Total liabilities and shareholders' equity                $78,964         $71,841
                                                                     =======         =======

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS)

                                                                       Six months ended
                                                                        September 30,
                                                                   --------------------------
                                                                     2000              1999
                                                                   --------          --------
Cash flows from operating activities:
      Net income                                                   $  6,768          $  5,449
      Adjustments to reconcile net income to net
         cash provided by operating activities:
         Depreciation and amortization                                2,534             2,297
         Loss on disposal of property, plant and equipment               15                 3
         Minority interests                                             830               237
         Changes in current assets and liabilities:
            Accounts receivable                                      (8,964)           (3,522)
            Marketable securities                                     1,306               134
            Inventories                                              (1,141)           (1,404)
            Prepaid expenses and other current assets                    33             1,712
            Income taxes receivable                                      --               180
            Accounts payable                                          2,161             1,121
            Customer deposits and accrued expenses                       21                21
            Income taxes payable                                        219                62
                                                                   --------          --------
      Net cash provided by operating activities                       3,782             6,290
                                                                   --------          --------

Cash flows from investing activities:
      Purchase of property, plant and equipment                      (4,690)           (3,427)
      Acquisition, excluding cash acquired                               --               (32)
      Increase in long term investment                                   --              (499)
      Purchase of property, plant and equipment                          68                42
                                                                   --------          --------
         Net cash used in investing activities                       (4,622)           (3,916)
                                                                   --------          --------

Cash flows from financing activities:
      Common stock repurchased & cancelled                               --            (1,256)
      Common stock issued                                               159                --
      Exchange difference on translation                                (35)               --
      Dividends paid                                                 (2,942)           (3,012)
                                                                   --------          --------
         Net cash used in financing activities                       (2,818)           (4,268)
                                                                   --------          --------

Net decrease in cash and cash equivalents                            (3,658)           (1,894)
Cash and cash equivalents, at beginning of period                    27,156            27,556
                                                                   --------          --------
Cash and cash equivalents, at end of period                          23,498            25,662
                                                                   ========          ========
Supplementary disclosures of cashflow information:
      Cash paid during the period for:
         Interest                                                         5                --
         Income taxes                                                   244               116
                                                                   ========          ========

Acquisition of subsidiary, excluding cash acquired:
         Goodwill                                                        --               224
         Minority Interests                                              --              (192)
                                                                   --------          --------
      Cash paid, net of cash acquired                                    --                32
                                                                   ========          ========

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


1.      MANAGEMENT'S STATEMENT

        In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the "Company") at September 30, 2000 and March 31, 2000, the results of operations for the quarters and six months ended September 30, 2000 and September 30, 1999, and the cash flows for the six months ended September 30, 2000 and September 30, 1999. The notes to the Consolidated Financial Statements, which are contained in the Form 20-F Annual Report filed on July 6, 2000 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.      INVENTORIES

                                                        September 30,     March 31,
                                                            2000             2000
                                                        -------------     ---------
        Inventories by major categories :
                 Raw materials                             $ 6,684         $ 6,924
                 Work in progress                            2,539           1,553
                 Finished goods                              2,836           2,466
                                                           -------         -------
                                                           $12,059         $10,932
                                                           =======         =======

3.      EARNINGS PER SHARE

        The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No. 128 "Earnings Per Share".

        The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

        The net income for the quarters and six months ended September 30, 2000 and 1999 were both from the Company's continuing operations.


                                    - MORE -

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

General

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.


Quarter Ended September 30, 2000 Compared to Quarter Ended September 30, 1999

The Company's net sales for the quarter ended September 30, 2000 were $24,809,000, an increase of $8,699,000 or 54.0% as compared to corresponding period in 1999. The significant increase in sales was mainly related to the increase in sales of injection-molded plastic products and electronics and metallic products of $3,530,000 and $5,169,000, respectively. This represented increases of 33.1% and 95.0% respectively, as compared with the net sales in the corresponding period in the prior year.

The increases in net sales in both operations were attributed to the substantial increase in orders from its existing strong customer base together with the new orders from new customers.

The gross profit for the quarter ended September 30, 2000 was $9,155,000, representing a gross profit margin of 36.9%. This compares with the overall gross profit and gross profit margin of $6,727,000 or 41.8% for the quarter ended September 30, 1999. The decrease in the overall gross profit margin of 4.9% was mainly attributed to the combined effect of the increase in resin costs and electronic component costs in the plastic and electronic division respectively.

Selling, general and administrative expenses for the quarter ended September 30, 2000 were $4,084,000, amounting to 16.5% of total net sales, as compared to $3,277,000 or 20.3% of total net sales for the quarter ended September 30, 1999.

As a result of the increase in net sales, operating income was $5,071,000 for the quarter ended September 30, 2000, an increase of $1,621,000 or 47.0% as compared with the corresponding quarter in the prior year.

Minority interests represent the 49% minority interest in both the electronics and metallic subsidiaries. The increase in minority interests to $741,000 for the quarter ended September 30, 2000 from $252,000 for the quarter ended September 30, 1999 reflects the increased profits generated by the electronic and metallic business.

As a result of the above factors, net income was $4,011,000 for the quarter ended September 30, 2000, an increase of $675,000 or 20.2%, as compared to the quarter ended September 30, 1999 and net income as a percentage of net sales decreased to 16.2% from 20.7%.


                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Six Months Ended September 30, 2000 Compared to Six Months Ended September 30, 1999

The Company's net sales for the six months ended September 30, 2000 were $42,595,000, an increase of $14,404,000 or 51.1% as compared to corresponding period in 1999. The significant increase in sales was mainly related to the increase in sales of injection-molded plastic products and electronics and metallic products of $6,370,000 and $8,034,000, respectively. This represented increases of 34.6% and 81.9% respectively, as compared with the net sales in the corresponding period in the prior year.

The increases in net sales in both operations were attributed to the substantial increase in orders from its existing strong customer base together with the new orders from new customers.

The gross profit for the six months ended September 30, 2000 was $15,410,000, representing a gross profit margin of 36.2%. This compares with the overall gross profit and gross profit margin of $11,319,000 or 40.2% for the six months ended September 30, 1999. The decrease in the overall gross profit margin of 4.0% was mainly attributed to the combined effect of the increase in resin costs and electronic component costs in the plastic and electronic division respectively.

Selling, general and administrative expenses for the six months ended September 30, 2000 were $7,519,000, amounting to 17.7% of total net sales, as compared to $5,944,000 or 21.1% of total net sales for the six months ended September 30, 1999.

As a result of the increase in net sales, operating income was $7,891,000 for the six months ended September 30, 2000, an increase of $2,516,000 or 46.8% as compared with the corresponding period in the prior year.

Minority interests represent the 49% minority interest in both the electronics and metallic subsidiaries. The increase in minority interests to $829,000 for the six months ended September 30, 2000 from $212,000 for the six months ended September 30, 1999 reflects the increased profits generated by the electronic and metallic business.

As a result of the above factors, net income was $6,768,000 for the six months ended September 30, 2000, an increase of $1,319,000 or 24.2%, as compared to the six months ended September 30, 1999 and net income as a percentage of net sales decreased to 15.9% from 19.3%.


                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


LIQUIDITY AND CAPITAL RESOURCES

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion, although capital expenditure has been partly financed by long-term debt, including capital leases.

As of September 30, 2000, the Company had a working capital surplus of $47,343,000. This compares with a working capital surplus of $44,727,000 at March 31, 2000. The increase in working capital was mainly attributed to the substantial increase in net sales netting off a dividend distribution of $2,942,000 and the capital investment of $4,690,000 during the six months ended September 30, 2000.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings which are used to finance accounts receivable and are generally paid from cash generated from operations. The Company has no outstanding short-term borrowings and no long-term debt as of September 30, 2000.

As of September 30, 2000, the Company had in place general banking facilities with two financial institutions aggregating approximately $15,698,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, inward bills financing as well as fixed loans. As of September 30, 2000, the Company had (i) unused credit facilities of $15,698,000 (ii) cash and cash equivalents of $23,498,000 and (iii) restricted cash of $2,058,000. The restricted cash of $1,962,000 and leasehold land and buildings of $1,392,000 have been pledged as collateral for those credit facilities. The Company also had $96,000 pledged as deposit for customs duty in Dongguan, China.

The Company expects that working capital requirements and capital additions will continue to be funded through a combination of internally generated funds and existing facilities.


                                     - end -

DESWELL INDUSTRIES, INC.

CONSOLIDATED  STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         COMMON STOCK
                                                ----------------------------       ADDITIONAL
                                                   SHARES                           PAID-IN          RETAINED      SHAREHOLDERS'
                                                OUTSTANDING         AMOUNT          CAPITAL          EARNINGS          EQUITY
                                                -----------       ----------       ----------       ----------       ----------

Balance at April 1,1997                           4,801,337       $       48       $   16,188       $   13,231       $   29,467

Exercise of stock options and warrants,
    net of issue of cost of $138                    677,794                7            6,214               --            6,221
Capitalization of retained earnings of a
    subsidiary (note 8)                                  --               --            2,972           (2,972)              --
Net income                                               --               --               --           12,971           12,971
Dividends ($0.70 per share)                              --               --               --           (3,448)          (3,448)
                                                 ------------------------------------------------------------------------------
Balance at March 31, 1998                         5,479,131               55           25,374           19,782           45,211

Repurchase and cancellation of common stock          (3,000)              --              (19)              --              (19)
Net income                                               --               --               --            9,492            9,492
Dividends ($1.08 per share)                              --               --               --           (5,917)          (5,917)
                                                 ------------------------------------------------------------------------------
Balance at March 31, 1999                         5,476,131               55           25,355           23,357           48,767

Repurchase and cancellation of common stock        (128,200)              (2)          (1,255)              --           (1,257)
Net income                                               --               --               --           10,298           10,298
Dividends ($0.88 per share)                              --               --               --           (4,777)          (4,777)
                                                 ------------------------------------------------------------------------------
Balance at March 31, 2000                         5,347,931               53           24,100           28,878           53,031

Exercise of stock options                            10,000                1              158               --              159
Net income                                               --               --               --            6,768            6,768
Dividends ($0.50 per share)                              --               --               --           (2,942)          (2,942)
Exchange difference on translation                       --               --              (31)             (37)             (68)
                                                 ------------------------------------------------------------------------------
Balance at September 30, 2000                     5,357,931               54           24,227           32,667           56,948
                                                 ==========       ==========       ==========       ==========       ==========

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                            For and on behalf of
                                            Deswell Industries, Inc.
                                            by


                                            /s/ Richard Lau
                                            ------------------------------------
                                            Richard Lau
                                            Chief Executive Officer

Date: January 9, 2001